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TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES PRIVATE PLACEMENT FINANCING
AND PROVIDES CORPORATE UPDATE

TORONTO, July 14, 2014 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: 0AM1). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has arranged a non-brokered private placement of US$60,000 through the issue of 1,200,000 common shares of the Company (each, an “Offering Share”) at a price of US$0.05 per Offering Share (the “Offering”). The closing of the Offering is expected to occur on or about July 23, 2014. The securities issued under this private placement will be subject to a statutory four month and one day hold period and the net proceeds will be used for working capital purposes. Completion of the Offering is subject to the receipt of all required regulatory approvals, including acceptance by the TSX Venture Exchange.

The securities offered in connection with the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Corporate Update

Over the past year, the Company has undertaken an initiative to reduce overhead costs, cut capital expenses and settle accounts with creditors. As a function of this initiative, the Company has, among other things, dismissed key personnel, reduced salaries of employees, and terminated leases. Additionally, the Company has entered into a settlement agreement with Jeffery E. Walter, the Company’s former Chief Executive Officer, pursuant to which the Company has issued 270,000 common share purchase warrants (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common share of the Company (a “Warrant Share”) at a price of $0.10 for a period of 36 months, expiring on July 14, 2017. The Warrants are, and the Warrant Shares issued upon exercise of the Warrants will be, subject to resale restrictions pursuant to applicable securities law requirements and notably to a hold period of four months plus one day from the date that they were issued, expiring on November 15, 2014.

Adira further announces that it intends to seek the approval of its shareholders at its annual and special meeting of shareholders to be held on Tuesday, August 12, 2014 (the “Meeting”), to amend the Articles of the Corporation to consolidate the issued and outstanding common shares of the Company (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for up to every five (5) pre-consolidation Common Shares (the “Consolidation”), if deemed desirable by the Board of Directors of the Company (the “Board”). The Board will thus have the authority to determine whether to implement the Consolidation and, if so, to determine the actual consolidation ratio. The Corporation believes that benefits of the Consolidation may include, among other things, that a smaller number of Common Shares trading at a higher price will make the Corporation more attractive to potential investors, and could further enhance the value and liquidity of the Common Shares. The name of the Company will not be changed in conjunction with the Consolidation.

There are currently 60,260,318 issued and outstanding Common Shares. If the Consolidation is approved at the Meeting and implemented by the Board, assuming a maximum ratio of 5:1, the number of Common Shares issued and outstanding following the Consolidation will be approximately 12,052,063.

For additional details regarding the Consolidation, please see the Company’s management information circular dated July 10, 2014, prepared in connection with the Meeting which is available for review under the Company’s SEDAR profile.

The proposed Consolidation is subject to shareholder approval and to TSX Venture Exchange acceptance.

Finally, Adira announces that further to its news release dated October 25, 2014, due to the lack of funding required to finance the litigation related to the Company’s claim against Pelagic Investments Ltd. and Prentis B. Tomlinson Jr. for breach of contract, intentional interference with economic relations and intentional misrepresentation, the Corporation has consented to the dismissal of the action on a without costs basis.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has two petroleum exploration licenses offshore Israel; the Yitzhak license, located 17 km offshore between Hadera and Netanya and the Gabriella license, located 10 km offshore between Netanya and Ashdod. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Gadi Levin
Exec. Vice President	Chief Financial Officer
afriedman@adiraenergy.com	glevin@adiraenergy.com
+1 416 250 1955	+972 3 373 0166

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.